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mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

December 26, 2006

Michael McTiernan (Mail Stop 4561)

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust
DB Multi-Sector Commodity Master Trust
Amendment No. 3 to Registration Statement on Form S-1,
Registration No. 333-135422 and 333-135422-01

Dear Mr. McTiernan:

We are filing Pre-Effective Amendment No. 3 to the captioned registration statement (the “Registration Statement”) for PowerShares DB Multi-Sector Commodity Trust (the “Trust”) and DB Multi-Sector Commodity Master Trust (the “Master Trust”) concurrently with the filing of this letter.

As we have previously advised you by telephone, we expect shortly to submit an acceleration request seeking effectiveness of the Registration Statement at 9:00 am on Tuesday, January 2, 2007, with a view to launching these funds and commencing their listing on the Amex on Friday, January 5, 2006.

Thank you for your assistance with this matter, If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458 or call my partner, Jim Munsell, at (212) 839-5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich
Gregory Collett

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships